CUSIP No. 89579K 10 9                                          Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                          Triad Hospitals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
-----------------------------------------------------------------
                         (Title of Class of Securities)

                                   89579K 10 9
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                 Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

-----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 27,2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 89579K 10 9                                          Page 2 of 7 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     and I.R.S. Identification            & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                             OO

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5)   Check if Disclosure of
     Legal Proceedings Is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                        Delaware

Number of                           7)   Sole Voting   8,024,426 shares of
Shares Beneficially                                    Power Common Stock
Owned by Each
Reporting Person                    --------------------------------------
                                    8)   Shared Voting
                                             Power            -0-
                                    --------------------------------------
                                    9)   Sole Disposi- 8,024,426 shares of
                                         tive Power    Common Stock
                                    --------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-
                                    --------------------------------------
11)  Aggregate Amount Beneficially                     8,024,426 shares of
         Owned by Each Reporting Person                Common Stock
--------------------------------------------------------------------------
12)  Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                12.5%
         Amount in Row (11)
--------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                  PN



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CUSIP No. 89579K 10 9                                          Page 3 of 7 Pages

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Triad Hospitals, Inc., a Delaware corporation ("Triad" or the "Issuer"). The principal executive offices of the Issuer are located at 13455 Noel Road, Suite 2000, Dallas, Texas 75240.

Item 2.  Identity and Background.
         -----------------------

          (a) The undersigned hereby files this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII" or the "Reporting Person").

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The following individuals, who are citizens of the United States, are the managing members of VIII Associates:

                  (i) Patrick J. Welsh
                  (ii) Russell L. Carson
                  (iii) Bruce K. Anderson
                  (iv)Thomas E. McInerney
                  (v) Robert A. Minicucci
                  (vi)Anthony J. deNicola
                  (vii)Paul B. Queally
                  (viii)Lawrence B. Sorrel
                  (ix) Jonathan Rather

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          This statement relates to the acquisition by the Reporting Person of 8,024,426 shares of Common Stock pursuant to the terms of an Agreement and Plan of Merger entered into on October 18, 2000 by and between the Issuer and Quorum Health Group, Inc., a Delaware corporation ("Quorum")(as amended by the



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CUSIP No. 89579K 10 9                                          Page 4 of 7 Pages

First Amendment to Agreement and Plan of Merger entered into on April 13, 2001 by and between the Issuer and Quorum (the "Amendment"), the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit A hereto by reference to
Exhibit 2.1 to the Issuer's Report on Form 8-K dated October 18, 2000, as filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000, and the Amendment is incorporated herein as Exhibit B hereto by reference to Exhibit 99.2 to the Issuer's Report on Form 8-K dated April 14, 2001, as filed with the Commission on April 16, 2001, and any descriptions thereof are qualified in their entirety by reference thereto.

          As provided in the Merger Agreement, effective April 27,2001 Quorum merged with and into the Issuer, upon which the separate existence of Quorum ceased, leaving the Issuer to continue as the surviving corporation (the "Merger"). As a result of the Merger, each outstanding share of Quorum's common stock was converted into the right to receive (i) 0.4107 shares of the Issuer's Common Stock and (ii) $3.50 in cash. WCAS VIII and the managing members of VIII Associates were shareholders of Quorum, and acquired Common Stock in accordance with the terms of the Merger. The Common Stock issued in the Merger was registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 filed with the Commission by the Issuer on January 24, 2001 and amended by Amendment No. 1 thereto filed with the Commission by the Issuer on March 15, 2001.

Item 4.  Purpose of Transaction.
         ----------------------

          The purpose of the transaction described in Item 3 above was to effect the acquisition of Quorum by the Issuer. Upon the effectiveness of the Merger, Russell L. Carson, a managing member of VIII Associates, joined the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of approximately 64,236,000 shares of Common Stock outstanding after the completion of the
Merger:

          (a)

          WCAS VIII and VIII Associates

          WCAS VIII owns 8,024,426 shares of Common Stock, or approximately 12.5% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          Managing Members of VIII Associates
          ------------------------------------

          (i) Patrick J. Welsh directly beneficially owns 187,784 shares of Common Stock and indirectly beneficially owns (through a family foundation) 30,803 shares of Common Stock, or in the aggregate approximately 0.3% of the Common Stock outstanding.

          (ii)Russell  L. Carson  directly  beneficially  owns 782,966 shares


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CUSIP No. 89579K 10 9                                          Page 5 of 7 Pages

of Common Stock (including 13,475 shares issuable upon exercise of stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 1,232 shares of Common Stock, or in the aggregate approximately 1.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 678,715 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 117,868 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 33,727 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 4,657 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 932 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all Common Stock other than that he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the Common Stock owned by WCAS VIII.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Common Stock in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Common Stock owned by WCAS VIII.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Not Applicable

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

          Exhibit A - Merger Agreement (incorporated by reference to Exhibit


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CUSIP No. 89579K 10 9                                          Page 6 of 7 Pages

2.1 to the Issuer's Report on Form 8-K dated October 18, 2000, as filed with the Commission on October 20, 2000)

          Exhibit B - Amendment to Merger Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Report on Form 8-K dated April 14, 2001, as filed with the Commission on April 16, 2001)



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CUSIP No. 89579K 10 9                                          Page 7 of 7 Pages



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       --------------------------
                                            Managing Member



Dated: May 2, 2001